HEAD OFFICE

02 JUL 29 AM 10: 41

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
63, Büyükdere Caddesi
Maslak 80670 İstanbul / Turkey

Tel: (90-212) 335 35 35
Fax: (90-212) 335 35 35

www.garantibank.com.tr

July 24, 2002

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

02042914

12g3-2 (b) filing number: 82-3636

According to the Bank's Board of Directors' decision dated 23.07.2002, Garanti Bank's capital was increased by 5.56637% from TL750,000,000,000,000 to TL791,747,816,066,116 under the registered capital ceiling of TL1 quadrillion. The increase of TL41,609,796,426,116 was covered from the sale of the Bank's real estates and TL138,019,640,000 was covered from the sale of participations. The Head Office had been authorized to distribute the shares representing this capital increase in the form of bonus shares to the Bank's shareholders.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

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